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                 October 24, 2022

       Archie Collins
       President and Chief Executive Officer
       Tampa Electric Company
       TECO Plaza
       702 North Franklin Street
       Tampa, FL 33602

                                                        Re: Tampa Electric
Company
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2022
                                                            File No. 333-267890

       Dear Archie Collins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special
       Counsel, at (202) 551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Megan Foscaldi, Esq.